

February 10, 2014

Via E-mail
Margo Drucker, Esq.
Vice President and General Counsel
Grubhub Seamless Inc.
111 W. Washington Street, Suite 2100
Chicago, Illinois 60602

> **Re:** **Grubhub Seamless Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted on January 24, 2014**
> **CIK No. 1594109**

Dear Ms. Drucker:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors

"We compete primarily with the traditional offline ordering process. . .," page 19

1. We note your response to prior comment 14. However, even if you did not enforce the exclusivity provision in your contracts, restaurants may have abided by the provision while it was an enforceable term prior to your assurance agreement with the New York Attorney General's office. As such, it appears that you should disclose the potential adverse impact of the assurance agreement and the temporary suspension of such provisions in existing contracts and that your inability to include them in new contracts may adversely impact your ability to maintain a dominant position in the markets you operate and could reduce the barriers to entry for new market participants.

Industry and Market Data, page 36

2.   We note the statements in this section that neither you nor the underwriters have independently verified third-party information and that Euromonitor has not independently verified the underlying data used in its research. Market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

Dilution, page 41

3.   Please provide the information requested by prior comment 18 in your next amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 71

4.   Your revised disclosure on page 72 indicates that you have one "reporting entity" when testing goodwill for impairment. Please explain how you considered ASC 350-20-35-1, which indicates that goodwill should be tested at the "reporting unit" level.

Consolidated Financial Statements of Grubhub Seamless Inc.

2. Summary of Significant Accounting Policies

Unaudited Balance Sheet and Net Income per Share Attributable to Common Stockholders, page F-9

5.   We note the revisions made in connection with prior comment 44. Your revised disclosure now indicates that the unaudited balance sheet reflects the conversion of the convertible preferred stock outstanding into shares of common stock; however, the "actual" unaudited balance sheet on page F-3 includes no such conversion. Please revise the disclosure on page F-9 to remove references to the balance sheet. Also, your revised disclosure removed the reference to "pro forma" net income per share; however, your disclosure on page F-4 provides pro forma net income per share. Please revise your disclosure on page F-9 to indicate that you have provided pro forma unaudited net income per share as of September 30, 2013 to give effect to the conversion of the convertible preferred stock into common stock.

3. Acquisitions

GrubHub, Inc., page F-17

6.   We note your response to prior comment 48 and it remains unclear how you determined the fair value of the acquisition consideration. In this regard, please explain the following:

- Please explain to us whether the fair value of the equity transferred was based on the fair value of the Grubhub Seamless Inc. stock, the fair value of the Grubhub Inc. stock, the fair value of the combined company or some combination thereof. In this regard, it is unclear from your disclosure or your response how the fair value was determined. As part of your response, tell us how you considered ASC 805-30-30-7.
- Your response indicates that the fair value of the shares issued was $6.71. Please tell us whether the common stock and preferred stock were valued at the same price. Explain how you considered the different rights of the common and preferred shareholders when determining their fair value.
- Your response indicates that the fair value of $6.71 is unadjusted for a discount for lack of marketability. Please explain your basis for using an unadjusted price.
- Please refer to the authoritative guidance that supports your accounting.

9. Income Taxes, page F-25

7.   As previously requested in prior comment 49, please tell us what consideration was given to disclosing the amount of the undistributed earnings of foreign subsidiaries that are considered to be "reinvested." Please refer to ASC 740-30-50-2(b).

12. Net Income Per Share Attributable to Common Stockholders, page F-28

8.   We note your disclosure regarding the common stock underlying stock options that was excluded from the calculation of diluted net income per share attributable to common stockholders because the effect would have been antidilutive. Please provide us with an analysis for each period presented that supports how you arrived at the amounts that were excluded and how you determined that they were anti-dilutive. In this regard, based on the information provided on page F-24 and page 71 it is unclear to us how you arrived at the amount excluded as of September 30, 2013.

Item 16. Exhibits, page II-3

9.   We note your acknowledgement of prior comments 35, 37, 38, and 53 that the exhibits referenced in those comments will be filed in a subsequent amendment. We will review the exhibits and related textual disclosure once those exhibits are filed.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide

in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

 Your amended document should include a copy marked to show changes from the initial filing. Please ensure that the marked copy is submitted electronically and conforms to the requirements of Rule 310 of Regulation S-T. Submissions of HTML versions of the marked document display changes made within paragraphs, and are particularly helpful to the review process.

 You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579 or me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via E-mail</u>
 Joshua N. Korff, Esq.
 Kirkland & Ellis LLP